Exhibit 99.5

UNITED UTILITIES TRADING UPDATE

Introduction

United Utilities today issues an update on trading for the six months ending 30 September 2005. The company will announce its interim results on 1 December 2005.

Commenting on the group's trading position, John Roberts, Chief Executive, said:

"The Group is on track to deliver results for the six months ending 30 September 2005 in line with our expectations.

"As we grow our infrastructure management outsourcing business, United Utilities Contract Solutions, we are looking to leverage our increasing scale of activities by achieving further procurement economies. For example, earlier this month, we signed a single source contract which means that for the first time one pipe company will supply all our water, wastewater and gas network businesses across the country.

"We are continuing to apply successfully our core skills to growth markets. The contracts with Southern Water and Northern Gas Networks were successfully mobilised in the first quarter and Vertex has made a good start on its £427 million contract with Thurrock Council to provide business process outsourcing services to help the council serve its citizens."

Licensed multi-utility operations

Operating profit in the first half is expected to increase by around 10 per cent compared with the corresponding period last year, mainly due to allowed price increases this year, including inflation, of 8.4 per cent in our water business and 11.5 per cent in our electricity business. This growth in operating profit is despite increasing costs that are accompanying the growth in the asset base.

The business is now well-advanced in the implementation of its plans to achieve its operating and capital efficiency targets. As part of these efficiency plans, all customer accounts have recently been migrated on to a new customer billing system, which will allow improved customer service and greater efficiency in dealing with account maintenance and billing enquiries.

Infrastructure management

Operating profit in the first half is expected to increase by around 5 per cent compared with the corresponding period last year.

The success of the infrastructure management business in securing new contracts in the latter part of 2004/05 means that it is now heavily engaged in mobilising operations on these contracts. The £1.1 billion, 8-year contract to operate the North of England Gas Network was successfully mobilised on 1 June and the Southern Water contract commenced in April. As anticipated, start-up costs will affect first year contributions.

In addition to servicing the requirements of the licensed multi-utility business, the Uponor pipeline deal will also provide benefits to the infrastructure management business. It will supply elements of the company’s multi-billion pound improvement programmes on behalf of Welsh Water and the North of England Gas Network, in addition to its UK-wide multi-utility connections business.

Business process outsourcing

Turnover growth in the first half of the year is expected to be around 5 per cent, compared to the second half of last year. This reflects the ramp down of fixed-term contract activity for the Department for Work and Pensions, and the impact of the re-shaped Powergen contract, offset by growth in other public sector and financial services activities, including the Marlborough Stirling acquisition. Operating margins, however, are expected to be broadly sustained, not withstanding the start-up costs associated with the Thurrock Council contract and the weak trading position of Marlborough Stirling that was recognised at the time of its acquisition.

Progress on the Thurrock Council contract has been good. The customer contact centre went live in June and the transformational programme is making good progress with around half the services having so far migrated across.

The integration of Marlborough Stirling is well underway and a new management structure has already been established and immediate opportunities to achieve synergies of around £6 million, on an annual basis, have been identified.

Vertex’s recent alliance with IBM to provide business transformation services to the North American energy and utilities market should help the company transfer its core customer management skills into a market that presents significant opportunities.

Telecommunications

The telecoms market continues to weaken, with adverse effects on revenue levels and margins. However, the business is working to improve revenue quality by moving away from low-margin premium rate service activity and towards higher margin business customer activity.

Other financial

The half year accounts will be presented in accordance with IFRS. The principal effects of this change to the reported results are expected to be an increase in the depreciation charge, as infrastructure renewals accounting is not permitted under IAS 16, an increase in the tax charge and deferred tax provision, an increase in net debt, relating to joint venture debt, and recognition of the pension scheme deficits on the balance sheet.

The company published pro-forma financial results on an IFRS basis in July. This showed the impact of these changes in 2004/05 to be a reduction in operating profit of 1 per cent, a reduction in profit before tax of just under 4 per cent and a reduction in net assets of around 31 per cent.

Amortisation of intangibles, previously classified as goodwill under UK GAAP, is expected to be around £8 million in the first half of the year.

Net debt at the half year is forecast to be around £4.0 billion. This decrease, compared to 31 March 2005, principally reflects the proceeds from the second stage of the rights issue, offset by expenditure on the regulated businesses’ water and electricity capital programme and payment of the 2004/05 final dividend. Net debt, as at 31 March 2005, included the £320 million pensions pre-funding payment.

The overall tax charge at the half year is expected to be close to 30 per cent. This primarily reflects the full provision for deferred tax, as required by IAS 12, and a small increase in current tax following a change in tax treatment of capitalised revenue expenditure.

An exceptional charge of around £9 million is expected at the half year. This primarily relates to the restructuring costs associated with the Marlborough Stirling acquisition.

United Utilities' Contacts:

John Roberts, Chief Executive	+44 (0)1925 237000
Simon Batey, Finance Director	+44 (0)1925 237000
Darren Jameson, Investor Relations Manager	+44 (0)7733 127707
Evelyn Brodie, Head of Corporate and Financial
Communications	+44 (0)20 7307 0309